Exhibit 8.1

Subsidiaries of Tiziana Life Sciences Ltd

Legal Name of Subsidiary	Jurisdiction of Organization
Tiziana Life Sciences Ltd	England & Wales
Tiziana Pharma Limited	England & Wales
Tiziana Therapeutics Inc.	United States of America
Longevia Genomics S.r.l.	Italy